SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

WORLD WRESTLING ENTERTAINMENT, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

98156Q108

(CUSIP Number)

Vincent K. McMahon

World Wrestling Entertainment, Inc.

1241 E. Main Street

Stamford, Connecticut 06902

(203) 352-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98156Q108

1	NAMES OF REPORTING PERSONS Vincent K. McMahon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,752,105
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,752,105
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,752,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Based on an assumed conversion of all of the shares of the Issuer’s Class B Common Stock to which this Amendment No. 4 to Schedule 13D relates into Class A Common Stock (see Item 5 in Amendment No. 3 (as defined below)).

This Amendment No. 4 (“Amendment No. 4”) is filed by the Reporting Person and amends the Reporting Person’s amended and restated Schedule 13D filed on January 6, 2023 (“Amendment No. 3”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Amendment No. 3. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amendment No. 3.

Item 2. Identity and Background.

Item 2(c) of Amendment No. 3 is hereby amended and restated as follows:

(c) The present principal occupation of the Reporting Person is founder and Executive Chairman of the Board of Directors of the Issuer (the “Board”).

Item 4. Purpose of Transaction.

Item 4 of Amendment No. 3 is hereby amended and supplemented as follows:

On January 5, 2023, the Reporting Person, the controlling stockholder of the Issuer, executed and delivered a written consent (the “January 5th Consent”) taking certain actions by consent without a meeting in accordance with Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”) resulting in, among other things, the election of the Reporting Person to the Board and certain amendments to the Issuer’s bylaws (the “January 5th Amendments”) intended to ensure that the Issuer’s corporate governance continued to properly enable and support stockholder rights. On January 6, 2023, the Issuer issued a press release providing an update regarding the composition of its Board, including the Reporting Person’s return to the Board, and the Issuer’s intention to explore strategic alternatives with the goal to maximize value for all stockholders of the Issuer. On January 9, 2023, the Board elected the Reporting Person as Executive Chairman of the Board.

Subsequently, the Reporting Person informed the Issuer of his view that there is substantial alignment among the Board and management concerning the decision to conduct a review of strategic alternatives amid the Issuer’s upcoming media rights cycle and that the Issuer’s corporate governance will properly enable and support stockholder rights. In light of the foregoing, on January 16, 2023, the Reporting Person, in his capacity as controlling stockholder of the Issuer, executed and delivered a written consent (the “January 16th Consent”) taking certain actions by consent without a meeting in accordance with Section 228 of the DGCL to substantially repeal the January 5th Amendments, as further described below.

Effective January 16, 2023, pursuant to the January 16th Consent, the Reporting Person repealed all of the January 5th Amendments (which were incorporated into the amended and restated bylaws of the Issuer filed by the Issuer with the Securities and Exchange Commission on January 11, 2023 as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K) other than Article XI (Exclusive Forum), which designates (i) the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, as the sole and exclusive forum for the resolution of, among other claims, any derivative action or proceeding brought on behalf of the Issuer, and (ii) the federal courts of the United States of America, to the fullest extent permitted by law, as the sole and exclusive forum for any cause of action arising under the Securities Act of 1933, as amended.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the January 16th Consent filed as Exhibit 99.1 hereto, which is incorporated by reference in its entirety into this Item 4.

The Reporting Person intends to participate in and influence the affairs of the Issuer, including with respect to the matters discussed above, through the exercise of his voting rights with respect to his shares of Class A Common Stock and Class B Common Stock. The Reporting Person currently controls approximately 81.0% of the Issuer’s total voting power.

The Reporting Person may purchase additional shares of Class A Common Stock or Class B Common Stock or similar securities from time to time, either in brokerage transactions in the over-the-counter market or in privately-negotiated transactions. Any decision by the Reporting Person to increase his holdings of Class A Common Stock or Class B Common Stock will depend on various factors, including, but not limited to, the price of the shares of Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions.

The Reporting Person also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of his Class A Common Stock and/or Class B Common Stock or enter into additional variable forward sale contracts or other monetization transactions, depending on various factors, including, but not limited to, the price of the shares of the Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity, family planning and diversification objectives. In addition, the Reporting Person may from time to time pledge all or part of his Class A Common Stock and/or Class B Common Stock to one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Reporting Person or his affiliates or controlled entities.

The Reporting Person does not have any current plan or proposal other than as described herein, including in relation to facilitating the Issuer’s review of strategic alternatives and upcoming media rights negotiations, or has been publicly disclosed by the Issuer that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 7. Material to be Filed as Exhibits.

The following is filed herewith as an exhibit to this Amendment No. 4:

99.1	Action by Written Consent of Stockholder of the Issuer, dated January 16, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2023

/s/ Vincent K. McMahon
Name: Vincent K. McMahon